Exhibit 99.1

The LEX brokerage platform is shutting down February 22

Thank you for investing with LEX. We started LEX with a mission to empower wealth creation by solving real estate’s access and liquidity problems. We’re grateful that you took interest in our approach to real estate investing and let LEX play a role in your portfolio.

Unfortunately, LEX is shutting down our brokerage platform. The LEX brokerage platform will be supported until it ceases operations on February 22, 2023.

LEX does not directly hold any customer deposits. All cash deposits and securities associated with your account are held at Apex Clearing. Details on how to access and transfer out your cash and securities are below.

What happens to my holdings in TESLU or GWYGU?

TESLU and GWGYU are independent companies, not owned by LEX. Each of these shares still represents a unit of a publicly traded partnership that has a direct equity ownership in the underlying real estate building.

However, one function of LEX’s business is to provide third-party support to these issuers to enable them to comply with their SEC reporting requirements. Once LEX ceases operations on February 22, 2023 the issuers may in accordance with SEC regulations choose to withdraw from their respective reporting requirements, and consequently, prohibit secondary trading in their securities. In this case, liquidity will be severely impacted. Any shares you own would likely lose their “publicly traded partnership” status, and take on the character of more traditional private, illiquid real estate partnership interests. Holders of TESLU and GWGYU units will continue to receive the benefits afforded to them under the corporate governance documents, including the right to receive pro rata share of any distributions, both in the case of cashflow-driven distributions or in an outright sale of the underlying asset.

How can I sell GWYGU or TESLU?

You can continue to place sell orders on the LEX brokerage platform until it ceases operations on February 22, 2023. After that, you can transfer your securities to another brokerage as described below. We expect liquidity to be severely limited, and as described above, the securities will likely become ineligible for trading at some point in the next 12 months.

Neither LEX nor any of its affiliates provide investment, tax, or legal advice. LEX does not provide any recommendation with respect to any decision to sell or hold your securities and any such decision should be made by you in consultation with your own advisers.

What happens to my order for the Landing At One Chestnut IPO?

The ongoing Reg A offering for the Landing At One Chestnut has been canceled and withdrawn. As of today, you can withdraw any cash that was used to place these orders. If you deposited funds within the last few business days, you may have to wait up to 5-7 business days from the date of the deposit to withdraw your funds.

What are my next steps?

●	If you only have cash in your LEX account: you will be able to withdraw your cash from LEX up until the cessation of LEX’s brokerage operations on February 22, 2023, after which you’ll be able to withdraw your cash via communication with Apex, described below.

●	If you have securities holdings in your account: you can place sell orders up until the cessation of LEX’s operations, or effect an ACATS transfer of your securities via the instructions below.

●	If you have neither cash nor securities in your account: your account will automatically be closed after February 22, 2023.

After February 22, 2023, if you haven’t already transferred out all of your assets, you’ll automatically receive an email from Apex with instructions to access your account via their portal.

If you are still holding an account at Apex after April 25, 2023 (60 days following February 22, 2023), Apex will begin charging a $15/month account maintenance fee.

How can I transfer my account to an external brokerage?

To transfer your LEX account with any open position(s) and cash to a different brokerage firm, you will need to initiate an Outgoing ACATS Transfer with the receiving firm. Simply, an ACATS transfer seamlessly allows you to move all cash and securities in your current account to a new account at a different brokerage firm. ACATS fees will be waived until February 22, 2023.

First, you’ll need to open a like-account at the brokerage firm of your choice that you’d like to move to, if you don’t already have one. We suggest you confirm that the firm supports “OTC Securities’’ like TESLU and GWYGU. Once the account is open, contact your brokerage firm and indicate that you want to effect an ACATS Transfer–they will understand this request and can advise on next steps. When you successfully submit an ACATS with your receiving firm, they will process it for you, kicking off the transfer process. It’s important to note that ACATS Transfers can take 7-10 business days to complete.

All accounts not transferred to another brokerage firm or not fully withdrawn via ACH will transfer to our clearing firm, Apex Clearing Corporation (“Apex”), and thereafter they will serve as your broker effective after February 22, 2023. You may still effect account transfers via ACATS and withdraw any cash balance from Apex. Please refer to the FAQ below for more information.

ACATS Transfers requests initiate from the receiving firm and are subject to a $75 Outgoing ACATS Transfer Fee charged by Apex Clearing Corporation. ACATS fees will be waived until February 22, 2023. ACATS transfers initiated after February 22, 2023 will be subject to the $75 fee, and as a result, your account must have $75 or more in available cash to facilitate the transfer.

Instructions to create Apex Online credentials

New User Registration Steps:

1.	Visit the Apex Corp site: https://www.apexclearing.com/
2.	Select the login icon on the top right corner of the site (person-looking icon).
3.	Select “Apex Clearing”
4.	Select Create a User ID.
5.	Enter your LEX account number in the Account Number field (i.e. 3LX#####).
6.	Follow the on-screen instructions.
7.	When asked to select a Firm, please select 10-Apex Clearing Corp.
8.	After completing the process, you will now have access to Apex Online. Enter your LEX account number in the account number field to view your account details.

For questions regarding your (former) LEX account, please reach out to Apex’s Broker Dealer Withdrawal (BDW) department at bdwacct@apexclearing.com.

FAQs

→ What fees should I expect?

→ How do I transfer my account from Apex to another brokerage after LEX ceases operations?

You can still transfer your account after LEX ceases operations since your securities and cash in your account will still be in the custody of Apex Clearing Corporation, which will act as your broker, and your account will retain the same account number. You will need to list Apex Clearing Corporation as your broker instead of LEX when asked to provide the name of your brokerage firm when effecting an ACATS transfer.

The process to effect an ACATS Transfer is described above. If your account only holds cash, you can withdraw your account balance instead. Please reach out to Apex’s BDW department at bdwacct@apexclearing.com for instructions.

→ How do I make a withdrawal from Apex?

After LEX ceases operations, accounts holding cash and in the custody of Apex can request a withdrawal by writing to Apex’s BDW department at bdwacct@apexclearing.com.

→ Where can I find my LEX account number?

Please log in to your LEX account and navigate to the Account section. You can find your LEX account number in Settings or on your account statements, which can be found in Statements.

→ Can I close positions if my account is at Apex?

Yes, you may only submit closing orders with Apex. Since Apex does not have a trading platform, you will need to reach out to Apex’s BDW department at bdwacct@apexclearing.com to manage any position(s).

→ Can I still use LEX to trade?

The LEX brokerage platform will continue to function until it ceases operations on February 22, 2023. After ceasing operations, the LEX brokerage platform will no longer operate since Apex will assume your account and act as your broker.

In addition to our brokerage platform, LEX operates an Alternative Trading System (the “LEX ATS”) that matches customer orders. The LEX ATS will cease operations on January 25th, 2023. Starting on January 26th, customer orders will still be accepted by the LEX brokerage platform but will be routed to OTC Markets for execution. We expect that you will receive similar execution quality on OTC Markets to what you have experienced on the LEX ATS. One notable change is that OTC Markets does not accept “good til canceled” orders so the time in force of your orders will be “day” and they will be automatically canceled at the end of each trading day. Upon receiving a cancellation of your “day” order, you can reenter the order for the following trading day.

→ Will I receive any tax documents for the 2022 tax year?

Tax preparation providers engaged by the issuers for the 2022 tax year work are expected to prepare applicable tax returns and therefore you will receive your Schedule K-1 tax form if you were a holder of TESLU or GWYGU during 2022. These are expected to be completed in March, and will be delivered to you via email.

If you closed any positions in the 2022 calendar year, you will receive a Consolidated 1099 for the 2022 tax year. 1099 tax forms are expected to be issued between January 31st and February 15th. Prior to ceasing operations on February 22, 2023, you will be able to access your 1099 tax forms, if applicable, on the “Account -> Statements” page when logged into your LEX account. After February 22, 2023, you can register with Apex to retrieve your 1099 tax documents. Instructions to create an Apex Online account are spelled out above.

→ What if I have no cash or securities in my account?

LEX accounts with no cash or securities on February 22, 2023 will automatically be closed and will not transfer to Apex Clearing.

→ Who can I contact if I need help?

After ceasing operations on February 22, 2023, we (LEX Markets LLC) will no longer serve as your introducing broker. When your account gets assumed by Apex, our clearing firm, you must reach out to Apex’s BDW department at bdwacct@apexclearing.com or at 214-953-3300. Until February 22, 2023, you can still contact our support team by reaching out to clientservices@lex-markets.com.

→ Who is Apex Clearing Corporation?

Apex Clearing Corporation is LEX’s clearing firm and custodian of your account assets. In this industry, LEX is referred to as an introducing broker. As a result, LEX does not hold any of your assets. Instead, LEX facilitated your trades while your assets are in custody at Apex.

→ What if I have an objection to the transfer of my account to Apex Clearing?

You have the right to object to the transfer of your account to Apex Clearing. To avoid transfer of your account to Apex Clearing, you can effect an ACATS transfer to a different brokerage as described above or, if you only have cash in your account, withdraw your cash prior to February 22, 2023.

→ Where can I find more information about applicable Privacy Policies?

Applicable privacy policies for each of LEX and Apex Clearing can be found here and here. Any sharing of your information is pursuant to and subject to these privacy policies, in accordance with applicable rules and regulations, including Regulation S-P, and federal and state privacy laws.

For the LEX Customer Relationship Summary, click here.

For important disclosures, click here.

If you have any questions, please contact us at clientservices@lex-markets.com.

*LEX Markets does not guarantee returns and does not predict future market conditions or other factors that may negatively impact property value.

Potential investors are encouraged to consult with professional tax, legal, and financial advisors before making any investment into a securities offering. This investment may not be suitable for all investors. Distributions and liquidity not guaranteed. Property performance and performance of property tenants not guaranteed. Diversification does not eliminate the risk of experiencing investment loss.

 All investment services are offered by LEX Markets LLC, Member FINRA/SIPC.

LEX, 350 5th Avenue, Suite 4805, New York City, New York

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